UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

UiPath, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

90364P 105
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90364P 105	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Daniel Dines
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Romania
NUMBER OF	5	SOLE VOTING POWER 109,224,588 (See Item 4 herein)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 240,000 (See Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 109,224,588 (See Item 4 herein)
WITH	8	SHARED DISPOSITIVE POWER 240,000 (See Item 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,464,588 shares of Common Stock (See Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.4% of Class A Common Stock (20.4% of combined Common Stock) (See Item 4 herein)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 90364P 105	13G	Page 3 of 6 Pages

Item 1.

(a)     Name of Issuer: UiPath, Inc. (the “Issuer”)
(b)     Address of Issuer’s Principal Executive Offices

    452 5th Avenue, 22nd Floor
    New York, New York 10018

Item 2.

(a)     Name of Person Filing

    Daniel Dines

(b)     Address of Principal Business Office or, if none, Residence

    452 5th Avenue, 22nd Floor
    New York, New York 10018

(c)     Citizenship

    Romania

(d)     Title of Class of Securities

    Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”)

(e)     CUSIP Number

    90364P 105

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.    Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information set forth in Rows (5) through (11) of the cover page to this Schedule 13G is incorporated herein by reference for the Reporting Person.

CUSIP No. 90364P 105	13G	Page 4 of 6 Pages

(a) Amount beneficially owned:

As of December 31, 2021, Mr. Dines beneficially owned (A) 27,011,840 shares of Class A Common Stock, consisting of (i) 24,918,585 shares held by Icevulcan Investments Ltd, (ii) 1,853,255 shares held by Ice Vulcan Holding Limited, and (iii) 240,000 shares held by Mr. Dines’ spouse, and (B) 82,452,748 shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and, collectively with the Class A Common Stock, the “Common Stock”), held by Ice Vulcan Holding Limited. Mr. Dines is the sole shareholder of the respective sole shareholder of Icevulcan Investments Ltd and Ice Vulcan Holding Limited, and retains sole voting and investment power with respect to the shares held by such entities. By virtue of these relationships, Mr. Dines may be deemed to beneficially own the shares reported on the cover page to this Schedule 13G.

Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a 1-for-1 basis (A) at any time at the holder’s option or (B) automatically upon the occurrence of the following: (1) the transfer of such share of Class B Common Stock, except for certain transfers whereby the holder continues to hold sole voting and dispositive power with respect to each such share, (2) a date fixed by the Issuer’s board of directors that is no less than 120 days and no more than 180 days following the date that the number of shares of Class B common stock outstanding is less than 20% of the number of shares of Class B common stock outstanding immediately prior to the completion of the Issuer’s initial public offering, or (3) six months after the death or incapacity of Mr. Dines. The holders of Class B Common Stock are entitled to 35 votes per share and the holders of Class A Common Stock are entitled to one vote per share.

(b) Percent of class:

Based on (i) 455,336,929 shares of Class A Common Stock and (ii) 82,452,748 shares of Class B Common Stock issued and outstanding, in each case as of December 31, 2021, and the information set forth in (a) above, Mr. Dines beneficially owned (A) 20.4% of the outstanding Class A Common Stock (treating only shares of Class B Common Stock beneficially owned by Mr. Dines as converted for purposes of computing this percentage) and (B) 20.4% of the outstanding Common Stock, representing 87.2% of the total voting power of the Issuer’s outstanding Common Stock.

(c) Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote: 109,224,588
(ii)     Shared power to vote or to direct the vote: 240,000
(iii)     Sole power to dispose or to direct the disposition of: 109,224,588
(iv)    Shared power to dispose or to direct the disposition of: 240,000

CUSIP No. 90364P 105	13G	Page 5 of 6 Pages

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.    Identification and Classification of Members of the Group.

Not Applicable

Item 9.    Notice of Dissolution of Group.

Not Applicable

Item 10.     Certification

Not Applicable

CUSIP No. 90364P 105	13G	Page 6 of 6 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

By:	/s/ Daniel Dines
Daniel Dines